UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                    Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Inside Information, dated July 8, 2024	3

Grifols, S.A.
Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA
Tel. [34] 935 710 500
Fax [34] 935 710 267
www.grifols.com

Pursuant to the provisions of article 226 of Law 6/2023, of March 17, on Securities Markets and Investment Services, Grifols, S.A. ("Grifols") hereby informs about the following

INSIDE INFORMATION

With respect to the news published on certain media outlets regarding a possible corporate transaction over Grifols, S.A. ("Grifols" or the "Company"), the following is indicated:

1.	On 7 July the Board of Directors of the Company held an extraordinary meeting in which a request was received through the shareholders which are Grifols family members (the "Family Shareholders") and Brookfield Capital Partners (UK) Limited (“Brookfield”) to allow for access to certain information of the Company to carry out a due diligence process with respect to a possible acquisition of shares of Grifols. It was informed that the intent of the transaction, in case it goes through, would be delisting the Company.

2.	According to the information provided to the Board of Directors, Brookfield and the Family Shareholders have reached an agreement to evaluate a possible joint takeover bid to acquire all the share capital of Grifols.

3.	As of today, the Company does not know if such transaction will take place and the terms in which such transaction could be carried out are also unknown for the Company.

In Barcelona, on 8 July 2024.

Nuria Martín Barnés
Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  July 8, 2024